UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No: 2)

GTSI Corp.

(Name of Subject Company)

GTSI Corp.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

36238K103

(CUSIP Number of Class of Securities)

Sterling Phillips

Chief Executive Officer

GTSI Corp.

2553 Dulles View Drive, #100

Herndon, Virginia 20171-5219

(703) 502-2000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Jonathan F. Wolcott, Esq. Holland & Knight LLP 1600 Tysons Boulevard, Suite 700 McLean, VA 22102 (703) 720-8600	Laurie L. Green, Esq. Holland & Knight LLP 515 East Las Olas Boulevard, Suite 1200 Fort Lauderdale FL 33301 (954) 525-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by GTSI Corp., a Delaware corporation (the “Company”), on May 18, 2012 and amended on May 30, 2012. The Statement relates to a tender offer by UNICOM SUB ONE, INC., a Delaware corporation (the “Purchaser”) and a direct, wholly-owned subsidiary of UNICOM Systems, Inc., a California corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated May 18, 2012 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a purchase price of $7.75 per share (such price, or any per Share price paid in the Offer, the “Per Share Amount”), net to the seller in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 18, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 4.	The Solicitation or Recommendation.

The third paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Background of the Offer” is hereby amended and restated as follows:

“On August 13, 2010, EyakTek made an unsolicited offer to purchase the Company for $7.00 per share. The GTSI Board in consultation with its financial and legal advisors, determined that this offer substantially undervalued the Company, and rejected it.”

The fifth paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Background of the Offer” is hereby amended and restated as follows:

“On September 13, 2010, EyakTek publicly disclosed its August 13, 2010 unsolicited offer to acquire the Company at $7.00 per share. On September 13, 2010, the GTSI Board, in consultation with its financial and legal advisors, determined that this offer was substantially inadequate, and rejected it. On September 27, 2010, EyakTek increased its offer to $7.50.”

The twentieth paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Background of the Offer” is hereby amended and restated as follows:

“On October 18, 2011, senior Company executives, including Messrs. Phillips and Whitfield, representatives of Holland & Knight LLP (“Holland & Knight”) and representatives of Bidder A held a conference call to discuss due diligence matters and certain potential transaction terms. The due diligence matters and potential transaction terms discussed included possible lenders, the potential for Bidder A to offer certain senior executives of the Company, including Mr. Phillips, the opportunity to invest in the Company as part of the transaction, Bidder A’s retention strategy for key employees, the timing of due diligence and Bidder A’s provision of an indication of interest letter, and the likely formation of a special committee of GTSI’s Board to make decisions regarding the transaction and process.”

The twenty-second paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Background of the Offer” is hereby amended and restated as follows:

“On November 2, 2011 there was a regular meeting of the GTSI Board with all directors present. During this meeting, Mr. Phillips provided an update on activities with Bidder A and Holland & Knight made a presentation and led a discussion of a potential transaction process and the GTSI Board’s fiduciary duties during each step of the process. Management provided an update on the business operations of the Company noting that while the adverse effect of the SBA temporary suspension was decreasing somewhat, its effect remained across the Company’s business.”

The twenty-sixth paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Background of the Offer” is hereby amended and restated as follows:

“On November 18, 2011, the GTSI Board held a special telephonic meeting which was attended by representatives of Raymond James and Holland & Knight. Mr. Phillips described the terms of Bidder A’s expression of interest and the GTSI Board discussed valuation of the Company, and potential strategic alternatives for the Company, including liquidation and declaring a cash dividend. Following those discussions, the GTSI Board determined it was in the best interests of the stockholders of the Company to move forward with negotiations with Bidder A and to also consider other strategic alternatives because it believed that Bidder A’s expression of interest might lead to an offer price that would enable GTSI stockholders to realize fair value for their shares. The GTSI Board also discussed potential responses to Bidder A’s offer price and other terms of the expression of interest. The GTSI Board then unanimously approved the establishment of a special committee (the “Special Committee”) comprised solely of non-management, disinterested directors, and authorized the Special Committee to consider, review and negotiate with parties with respect to a possible sale transaction. The GTSI Board appointed John Toups (Chairman), Linwood “Chip” Lacy and Dan Young as the members of the Special Committee. Pursuant to Holland & Knight’s counsel, Mr. Phillips agreed to recuse himself from GTSI Board voting regarding Bidder A’s proposal due to his potential interest in the proposed transaction.”

The twenty-eighth paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Background of the Offer” is hereby amended and restated as follows:

“On November 25, 2011, the Special Committee held a telephonic meeting attended by representatives of Raymond James and Holland & Knight. The Special Committee discussed the Company’s 2012 financial forecast and the current conditions in the Company’s industry. To facilitate a discussion on illustrative values for the Company, Raymond James provided to the Special Committee certain analyses, including current trading multiples for certain publicly-traded technology resellers, acquisition multiples observed in historical transactions involving certain technology resellers, and transaction premiums for acquisitions of certain similarly-sized publicly-traded companies. The Special Committee also discussed a preliminary estimated liquidation analysis from Raymond James. As part of this discussion, Raymond James highlighted certain costs that had been quantified by Company management that would likely be incurred in connection with an orderly liquidation of the Company, including, but not limited to, lease termination expenses and severance payments. Additionally, Raymond James identified other costs, such as contract termination expenses, that might be incurred in connection with an orderly liquidation of the Company but noted that such costs had not yet been quantified by the Company. Factoring in the quantified expenses and acknowledging the possibility of further costs associated with an orderly liquidation of the Company, the Special Committee observed that the residual value attributable to shareholders following an orderly liquidation would likely be below Bidder A’s offer. In light of this and following further discussion of fair value issues with respect to the Company’s valuation and, subject to conferring with management regarding certain financial data, the Special Committee instructed Raymond James to propose a range of $7.50 -$8.00 per share in a response to Bidder A’s expression of interest, and to resist Bidder A’s request for exclusivity. The Special Committee also authorized Holland & Knight to contact Stout Risius Ross, Inc. (“SRR”) concerning a potential engagement to render a fairness opinion to the Special Committee and GTSI Board in the event that a transaction were to occur.”

The forty-second paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Background of the Offer” is hereby amended and restated as follows:

“On December 30, 2011, the Special Committee held a telephonic meeting attended by representatives of Holland & Knight and Raymond James. The Special Committee discussed the outstanding issues on Bidder A’s expression of interest and Exclusivity Agreement, and authorized Holland & Knight and Raymond James to make certain counter proposals and compromises to Bidder A regarding (i) the balance-sheet related condition to closing, (ii) reimbursement of Bidder A’s expenses, (ii) an increased reverse break-up fee and (iv) the length of the exclusivity period. The Special Committee also discussed the timing and next steps in the transaction process, emphasizing to the Company advisors the need to move quickly toward a resolution of the deal terms and exclusivity or a determination not to move forward with Bidder A due to concerns that the negotiations would become public, thereby potentially jeopardizing the Company’s relationships with its employees. The Special Committee was also concerned that an extended negotiation process with Bidder A would distract senior management from implementing the Company’s operating plan. Subsequent to the Special Committee meeting, Holland & Knight and Raymond James discussed the balance sheet related closing conditions with Messrs. Phillips and Whitfield. Holland & Knight provided revised documents reflecting the changes approved by the Special Committee to Bidder A and its counsel on December 30, 2011.”

The forty-fourth paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Background of the Offer” is hereby amended and restated as follows:

“During December 2011, an investment banker contacted Mr. Phillips expressing interest in discussing a potential transaction between the Company and Strategic Party A. Mr. Phillips referred the investment banker to Raymond James, who contacted the banker and held an informal discussion regarding a potential transaction. At three of the Special Committee meetings, one held in December, 2011 and two held in February, 2012, the Special Committee and Raymond James discussed the preliminary approach by a representative of Strategic Party A. Since Strategic Party A never made a formal offer regarding a transaction and, based on the Special Committee’s belief that Strategic Party A was not likely to make an offer regarding a transaction that would reflect the Company’s fair value and that Strategic Party A competed with the Company, the Special Committee determined that any potential transaction with Strategic Party A proposed by the investment banker did not warrant further exploration.”

The fifty-eighth through fifty-ninth paragraphs under the heading titled “(b) Background and Reasons for the Recommendation - Background of the Offer” are hereby amended and restated as follows:

“On January 28, 2012, the Special Committee held a telephonic meeting attended by representatives of Holland & Knight and Raymond James. Mr. Phillips also attended the meeting and provided the Special Committee with an update on the transaction, indicating that the Company had recast its 2012 financial forecast and now believed it would not meet its previous first quarter 2012 financial projections. In the preliminary 2012 financial forecast presented to the GTSI Board on November 2, 2011, the projected consolidated gross margin was approximately $15 million, which was essentially flat from the first quarter of 2011. By the time of the January 28, 2012 Special Committee meeting, the projections were further refined and the first quarter 2012 financial projections for consolidated gross margin were revised downward to approximately $11 million. Mr. Phillips reported on discussions with Bidder A regarding cash and working capital targets, and summarized the Company’s due diligence and other transaction-related activities. Following Mr. Phillips’ departure from the meeting, Raymond James led a discussion of the balance sheet-related closing conditions, and the Special Committee discussed current timing of the transaction, indicating that its desire to conclude negotiations no later than February 10, 2012. The Special Committee authorized Raymond James to negotiate with Bidder A regarding the balance sheet-related closing conditions. Holland & Knight then led a discussion of the material issues in the merger agreement from Bidder A’s January 19, 2012 draft, and received guidance from the Special Committee and Raymond James on negotiating positions with respect to various issues.

“On January 31, 2012, the GTSI Board held a regularly-scheduled meeting, attended by representatives of Holland & Knight and Raymond James. At the meeting, Company senior management reported on the Company’s fourth quarter and full-year 2011 financial performance and 2012 financial forecast. The GTSI Board then discussed various aspects of the Company’s financial projections, which are disclosed below under the caption “Company Internal Financial Forecasts,” as they related to valuation issues and potential strategic alternatives, including the sale to Bidder A. The GTSI Board also met in executive session, during which it received updates on the status of the transaction from Holland & Knight and Raymond James, including material open issues on the merger agreement. The GTSI Board discussed the material transaction items and issues requiring conclusion, including agreement on the balance sheet-related closing condition and clarity regarding the terms of the voting agreement Bidder A would require directors to sign. The GTSI Board provided guidance to Holland & Knight and Raymond James regarding the open material issues on the merger agreement and discussed potentially extending Bidder A’s exclusivity period for a limited period.”

The sixty-first paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Background of the Offer” is hereby amended and restated as follows:

“On February 1, 2012, the chief executive officer of Strategic Party A contacted a director of the Company and raised the possibility of a transaction with Strategic Party A. The Special Committee discussed Strategic Party A’s interest at its February 8, 2012 and February 14, 2012 meetings, and determined that, based on the interest expressed, no response was necessary at that time because Strategic Party A never made a formal offer regarding a transaction and the Special Committee did not believe, based on available information, that Strategic Party A would make an offer regarding a transaction that would reflect the Company’s fair value. The Company did not receive any further communications with Strategic Party A prior to the date that the Merger was announced.”

The sixty-fourth through sixty-fifth paragraphs under the heading titled “(b) Background and Reasons for the Recommendation - Background of the Offer” are hereby amended and restated as follows:

“On February 8, 2012, the Special Committee held a telephonic meeting attended by representatives of Holland & Knight and Raymond James. Messrs. Phillips and Whitfield also attended the meeting. Mr. Phillips and Raymond James provided updates on the status of negotiations with Bidder A, indicating that Bidder A was scheduled to present the Company’s 2012 financial plan to its lender on February 8, 2012, and that Bidder A was not inclined to move forward until it had received clarity from its lender regarding its financing. Meeting in executive session, the Special Committee discussed the status of the potential transaction with Bidder A, and determined to delay any further decisions until Bidder A received feedback from its lenders. The Special Committee also discussed Strategic Party A’s preliminary expression of interest. On February 9, 2012, Mr. Phillips received via email an unsolicited expression of interest in acquiring the Company from a representative of Parent. Mr. Phillips forwarded the expression of interest to Raymond James.

On February 10, 2012, Bidder A notified Mr. Phillips that Bidder A’s lender was not willing to move forward on the transaction at that time as a result of the Company’s January 2012 financial performance and the lender’s concern with the Company’s ability to meet its 2012 financial forecast. Bidder A indicated that its lender might be willing to reconsider its financing the transaction upon receipt of the Company’s actual February and March 2012 financial results. Bidder A and Mr. Phillips informally discussed potential alternative structures for a strategic transaction with Bidder A, including the purchase of a minority stake in the Company and using Company cash to purchase stock of the Company.”

The sixty-seventh paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Background of the Offer” is hereby amended and restated as follows:

“On February 14, 2012, the Special Committee held a telephonic meeting attended by Messrs. Phillips and Whitfield, and representatives of Holland & Knight and Raymond James. Mr. Phillips updated the Special Committee regarding the status of discussions with Bidder A, including the unwillingness of Bidder A’s lender to proceed with the transaction at that time. The Special Committee discussed the Company’s alternatives in light of this development including (i) waiting and providing full first quarter results to Bidder A’s lender when available, (ii) the declaration of a cash dividend to stockholders, and (iii) exploring the indication of interest from Parent. Due to concerns that a sale transaction might not occur, the Special Committee discussed various aspects of a potential cash dividend of various amounts, including its effect on the Company’s stock price, the effect on holders of stock options and the likely position of the Company’s lender with respect to a dividend, and requested further information and analysis of issues related to a dividend from the Company and Holland & Knight.”

The sixty-ninth paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Background of the Offer” is hereby amended and restated as follows:

“Between February 14, 2012 and February 22, 2012, the Company and Holland & Knight analyzed issues relating to a potential cash dividend, including NASDAQ listing requirements, and continued discussions with Bidder A and its legal counsel regarding the Company’s obligation to reimburse Bidder A’s expenses in light of the cessation of negotiations with respect to the transaction originally proposed by Bidder A.”

The ninety-fourth paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Background of the Offer” is hereby amended and restated as follows:

“On March 29, 2012, the Company entered into a non-disclosure agreement with Parent containing a standstill provision. On March 29, 2012, the Special Committee held a telephonic meeting attended by Mr. Phillips and representatives of Holland & Knight and Raymond James. Mr. Phillips provided an update on the status of discussions with Parent, reporting that Parent had entered into the revised non-disclosure agreement. Mr. Phillips also reported on discussions with Bidder A, noting that Bidder A continued to seek some expense reimbursement and was aware that its price was at the bottom end of the range the Special Committee would deem acceptable. The Special Committee then discussed price and valuation issues and the process by which the Company would have the highest likelihood of obtaining acceptable and firm price proposals from Parent and Bidder A. Mr. Phillips reported that additional discussions had occurred with Bidder B but it appeared unlikely that they would continue the process.”

The ninety-ninth paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Background of the Offer” is hereby amended and restated as follows:

“On April 12, 2012, Mr. Uglialoro and representatives of Holland & Knight and outside litigation counsel for the Company held a telephonic conference with counsel for Bidder B to answer questions from Bidder B regarding the Company’s SBA and Department of Justice matters. This call was requested by Bidder B as part of their decision whether or not to proceed with a transaction. Shortly after the call, Bidder B called Mr. Phillips with their decision not to proceed with a potential transaction due to the uncertain and undefined risk related to the Department of Justice matter.”

The one hundred and twenty-second through one hundred and twenty- third paragraphs under the heading titled “(b) Background and Reasons for the Recommendation - Background of the Offer” are hereby amended and restated as follows:

“On May 2, 2012, the Special Committee held a telephonic meeting attended by Mr. Phillips and representatives of Holland & Knight and Raymond James. Mr. Phillips provided a summary of the negotiations with each of the potential buyers, and Holland & Knight summarized the material terms of each merger agreement, the open issues and the status of decisions with both potential buyers, as well as a comparison of certain material terms, including the absence of any financing contingency in the Parent transaction, and the superiority of the Parent terms with respect to closing conditions, termination and related break up fees. Raymond James discussed the outstanding issues and negotiating positions and strategy with respect to each potential purchaser. Following this discussion, the Special Committee authorized Raymond James to offer certain price and transaction terms to Parent with the understanding that if such terms were accepted (and subject to receipt of fairness opinions from each of Raymond James and SRR), the Special Committee would be in a position to recommend the sale to Parent to the full GTSI Board. Included in the proposed terms was a request to increase the offer price to $8.00 per share, made based upon discussions with Raymond James and views of the Special Committee that such price was potentially obtainable from Parent.

On May 2, 2012, Raymond James informed Parent that the Special Committee would be willing to move forward with a transaction with Parent at a price per share of $8.00 with Parent’s proposed break-up fee levels. Raymond James also requested that Bidder A submit its best offer price and deal terms. Bidder A subsequently advised Raymond James that it would not increase its offer over $7.50.”

The one hundred and twenty-eighth paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Background of the Offer” is hereby amended and restated as follows:

“On May 4, 2012, a regularly scheduled telephonic meeting of the GTSI Board was held. Following the execution of regular GTSI Board matters, including reports on first quarter 2012 financial results, sales and operations reports and regular quarterly reports from the Audit and Compensation Committees of the GTSI Board, the GTSI Board discussed the proposed transaction. Representatives from Holland & Knight were present for the discussion. Following a summary of the status of the two potential transactions, Company senior management presented the GTSI Board with the advantages of the Parent transaction as compared to the transaction with Bidder A, and discussed the overall reasons to pursue a transaction with Parent, including reasons relating to the status of the government contracting industry and uncertainty surrounding government agency funding, a decline in valuations of publicly held companies in the government contracting industry, potential risks associated with ongoing SBA compliance and Department of Justice legal matters, and business risks, including recompetition of certain contracts.”

The one hundred and forty first paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Background of the Offer” is hereby amended and restated as follows:

“Beginning on May 7, 2012, the day of the execution of the Merger Agreement, at the direction of the GTSI Board and under the supervision of the Company’s executive officers, representatives of Raymond James began the process of contacting parties to determine whether they might be interested in pursuing a transaction that would be superior to the proposed transaction with Parent. In consultation with its financial and legal advisors, the Company considered a number of factors in its selection of parties to contact during the go-shop period including, but not limited to, interest in the Company’s industry, strategic fit, ability to finance a transaction, and acquisition history. Representatives of Raymond James contacted 51 parties, consisting of 29 potential strategic buyers and 22 potential financial sponsor buyers.”

The following paragraph is added as the last paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Background of the Offer”:

“On June 6, 2012, the Company received a letter from Bidder C, a merchant banking firm, where it indicated that it had reviewed the Company’s public filings, had concerns about the pending stockholder class action lawsuit and desired to move forward to conduct diligence under certain conditions that may potentially lead to a bid that “would be at a premium to the current Tender Offer price.” The June 6, 2012 letter did not contain specific deal terms or pricing information and stated that it did not constitute an offer or proposal. The Special Committee held a telephonic meeting on June 7, 2012 and determined that, after consultation with legal and financial advisors, the June 6, 2012 letter did not constitute an Acquisition Proposal, as defined in the Merger Agreement, because, among other reasons (i) there were no specific material transaction terms included in such letter, including price; (ii) the letter indicated that the matters discussed therein were subject to multiple contingencies, and (iii) the letter stated that it “does not constitute, nor should it be construed as, an offer or proposal subject to acceptance or an agreement, expressed or implied, to bargain in good faith or enter into an agreement.” The Special Committee further determined that if the letter would have constituted an Acquisition Proposal, it would not have constituted a Superior Proposal (as defined in the Merger Agreement). The Special Committee recommended to the GTSI Board that the Company discontinue any discussions with Bidder C, as the “go-shop” period had expired. At a telephonic meeting held on June 8, 2012, the GTSI Board determined, after consultation with its legal and financial advisors and based on the recommendation of the Special Committee, that the letter did not constitute an Acquisition Proposal or a Superior Proposal. The Company did not receive any other offers or proposals during the “go-shop” period.”

The second paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Opinion of GTSI’s Financial Advisors - Opinion of Stout Risius Ross, Inc. - Discounted Cash Flow Method” is hereby amended and restated as follows:

“SRR estimated the debt free cash flows that GTSI could generate through the period ending December 31, 2016 based upon the GTSI management forecast. The beginning of the forecast period was the May 3, 2012 valuation date. For the 2012 forecast period, SRR started with a “stub” period of the nine-months ending December 31, 2012 and adjusted that to account for the May 3, 2012 valuation date. These cash flows were discounted to a present value-equivalent using a range of discount rates of 14.5% to 15.5%, which was based upon GTSI’s estimated weighted average cost of capital, or WACC, and residual year growth rates ranging from 2.5% to 3.5%. The estimated WACC was based on an assumed capital structure of 100% equity, using the Capital Asset Pricing Method (CAPM) to derive the cost of equity capital. The assumptions used in the CAPM were a risk-free rate of 2.7%, a market risk premium of 6.0% (calculated using a market equity risk premium of 6.0% and a beta of 1.0), and a size premium of 6.3%. This results in a WACC of 15.0%, with a 50 basis point sensitivity, resulting in a range of 14.5% to 15.5%. SRR assumed a capital structure of 100% equity because GTSI currently has a capital structure of 100% equity. The assumptions were based on information from various independent sources.”

The first paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Opinion of GTSI’s Financial Advisors - Opinion of Stout Risius Ross, Inc. - Guideline Public Company Method” is hereby amended and restated as follows:

“SRR reviewed and compared specific financial and operating data relating to GTSI to that of several publicly-traded companies that SRR deemed to have certain characteristics that are similar to those of GTSI. The business descriptions of the companies along with the industries served by the companies were the primary criteria used to select the companies used in the analysis. These selected companies were:”

The first paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Opinion of GTSI’s Financial Advisors - Opinion of Stout Risius Ross, Inc. - Merger and Acquisition Method” is hereby amended and restated as follows:

“SRR reviewed transactions in related industries that have occurred in recent years. However, SRR determined that there was not sufficient publicly available data from which to form a meaningful conclusion. SRR did not believe there to be sufficient publicly available data from which to form a meaningful conclusion for many reasons, including (without limitation) the following: the number of transactions deemed comparable to GTSI, given the majority of GTSI’s business is as a reseller, the limited financial metrics available on the targets, and the timeframe in which the transactions took place given the recent changes in government spending expectations and uncertainty about the markets in which GTSI operates. Based thereon, SRR did not include the Merger and Acquisition Method in its valuation of GTSI.”

Footnotes [a] and [b] to the table under the heading titled “(b) Background and Reasons for the Recommendation - Opinion of GTSI’s Financial Advisors - Opinion of Stout Risius Ross, Inc. - Summary of Valuation Methodologies - Valuation Summary - Discounted Cash Flow Analysis” are hereby amended and restated as follows:

“[a] The Company expects to incur SBA monitoring expenses through 2013. These costs have been eliminated from the Company’s projections and are therefore deducted separately in SRR’s analysis (on an after-tax basis). SRR eliminated those expenses in the calculation of adjusted EBITDA (as they were not expected to continue after 2013), which was used in the Discounted Cash Flow Method and the Guideline Public Company Method. Therefore, the cash outflow (net of tax benefit) related to the SBA monitoring expenses that GTSI is expected to incur in the future has been subtracted separately in both SRR’s Discounted Cash Flow and Guideline Public Company Methods. The assumed tax rate was 40%.

[b] Reflects cash required to achieve the Company’s financing revenue projections. The earnings related to these activities are included in the Company’s historical and projected operations. The $10 million of Cash Required for Financing Activities is subtracted as it is necessary to generate the “Financing Revenue” projected by the Company on an on-going basis. Since this $10.0 million does not reflect “excess” cash, is not included in the working capital calculation, and is needed to generate the cash flows projected by the Company, it is deducted from the Enterprise Value in SRR’s analysis.”

Footnotes [a] and [b] to the table under the heading titled “(b) Background and Reasons for the Recommendation - Opinion of GTSI’s Financial Advisors - Opinion of Stout Risius Ross, Inc. - Summary of Valuation Methodologies - Valuation Summary - Guideline Public Company Method” are hereby amended and restated as follows:

“[a] The Company expects to incur SBA monitoring expenses through 2013. These costs have been eliminated from the Company’s projections and are therefore deducted separately in SRR’s analysis (on an after-tax basis). SRR eliminated those expenses in the calculation of adjusted EBITDA (as they were not expected to continue after 2013), which was used in the Discounted Cash Flow Method and the Guideline Public Company Method. Therefore, the cash outflow (net of tax benefit) related to the SBA monitoring expenses that GTSI is expected to incur in the future has been subtracted separately in both SRR’s Discounted Cash Flow and Guideline Public Company Methods. The assumed tax rate was 40%.

[b] Reflects cash required to achieve the Company’s financing revenue projections. The earnings related to these activities are included in the Company’s historical and projected operations. The $10 million of Cash Required for Financing Activities is subtracted as it is necessary to generate the “Financing Revenue” projected by the Company on an on-going basis. Since this $10.0 million does not reflect “excess” cash, is not included in the working capital calculation, and is needed to generate the cash flows projected by the Company, it is deducted from the Enterprise Value in SRR’s analysis.”

The first paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Opinion of GTSI’s Financial Advisors - Opinion of Stout Risius Ross, Inc. - Limited Liquidation Analysis” is hereby amended and restated as follows:

“In addition to the DCF and Guideline Public Company Method discussed above, SRR also reviewed a limited scope liquidation analysis (prepared by management). The Limited Liquidation Analysis was not performed due to any threat of bankruptcy or similar occurrence. Further, SRR’s valuation conclusions outlined in the Discounted Cash Flow Analysis and the Guideline Public Company Method do not reference the Limited Liquidation Analysis. The Limited Liquidation Analysis was performed so that SRR could assess, based on information provided by GTSI management (including information about liquidation costs), whether the potential proceeds resulting from a liquidation of the Company’s assets was in excess of the Offer Price. Based on this review, it was determined that a liquidation of the Company’s assets would result in lower proceeds than the Offer Price.”

The first and second paragraphs under the heading titled “(b) Background and Reasons for the Recommendation - Opinion of GTSI’s Financial Advisors - Opinion of Raymond James & Associates, Inc. - Selected Public Companies Analysis” are hereby amended and restated as follows:

“Selected Public Companies Analysis. Raymond James analyzed the relative valuation multiples of five publicly-traded technology resellers based in the U.S., which it selected based on a variety of factors including, but not limited to, similarity of business, growth prospects, and profitability, including:

•	ePlus Inc.

•	Insight Enterprises, Inc.

•	PC Connection, Inc.

•	PC Mall, Inc.

•	Systemax Inc.

Raymond James calculated various financial multiples for each company, including (i) enterprise value (market value plus debt, less cash) compared to both revenue and earnings before interest, taxes, depreciation or amortization and adjusted for certain nonrecurring or extraordinary expenses, or adjusted EBITDA, for the most recent actual twelve months results, referred to as TTM, as well as to revenue and adjusted EBITDA for calendar years ending December 31, 2012 and 2013, referred to as CY12E and CY13E, using the TTM results as well as Wall Street estimates for the selected companies for CY12E and CY13E, and (ii) equity value compared to both book value and tangible book value for the most recent data available. The estimates published by Wall Street research analysts were not prepared in connection with the Merger or at Raymond James’s request and may or may not prove to be accurate. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for GTSI implied by the Per Share Amount. The results of the selected public companies analysis are summarized below:”

The first paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Opinion of GTSI’s Financial Advisors - Opinion of Raymond James & Associates, Inc. - Selected Transaction Analysis” is hereby amended and restated as follows:

“Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected acquisitions of technology resellers since 2007 and prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions used in the analysis included:

•	Presidio, Inc.’s acquisition of INX, Inc.

•	Datalink Corporation’s acquisition of Midwave Corporation

•	OnX Enterprise Solutions Ltd.’s acquisition of certain entities of Agilysys, Inc.

•	PC Connection, Inc.’s acquisition of ValCom Technology^

•	Applied Computer Solutions, Inc.’s acquisition of certain entities of Avnet, Inc.^

•	Sirius Computer Solutions, Inc.’s acquisition of MSI System Integrators, Inc.

•	Platinum Equity, LLC’s acquisition of Pomeroy IT Solutions Inc.

•	Din Global Corp.’s acquisition of En Pointe Technologies, Inc.

•	Zones Acquisition Corp.’s acquisition of Zones, Inc.

•	Arrow Electronics, Inc.’s acquisition of LOGIX, SA

•	Insight Enterprises, Inc.’s acquisition of Calence, LLC^

•	Softchoice Corp.’s acquisition of Optimus Solutions^

•	Softchoice Corp.’s acquisition of Software Plus Ltd.

•	PC Mall, Inc.’s acquisition of SARCOM, Inc.

•	Court Square Capital Partners’ acquisition of CompuCom Systems, Inc.

•	Logicalis, Inc.’s acquisition of certain entities of Carotek, Inc

•	Madison Dearborn Partners, LLC’s acquisition of CDW Corp.

•	Agilysys, Inc.’s acquisition of Innovative Systems Design, Inc.^

•	Agilysys, Inc.’s acquisition of Stack Computer

^	Enterprise value excludes potential earnout consideration.”

The second paragraph under the heading titled “(b) Background and Reasons for the Recommendation - Opinion of GTSI’s Financial Advisors - Opinion of Raymond James & Associates, Inc. - Discounted Cash Flow Analysis” is hereby amended and restated as follows:

“The discounted cash flow analysis was based on projections of the financial performance of GTSI that represented the best available estimates and judgment of management. Raymond James calculated terminal values using two methodologies: the EBITDA multiple approach and the perpetual growth approach. In the EBITDA multiple approach, Raymond James used calendar year 2016 as the final year for the analysis and applied multiples, ranging from 3.0x to 4.0x, to calendar 2016 adjusted EBITDA in order to derive a range of terminal values for GTSI in 2016. In selecting the multiples it deemed to be appropriate, Raymond James recognized that GTSI, like every company, is unique, and used a variety of factors in its selection including, but not limited to, historical and projected growth rates and historical and projected profit margins. In the perpetual growth approach, Raymond James applied perpetual growth rates, ranging from 2.0% to 4.0%, to calendar 2016 unleveraged free cash flow in order to derive a range of terminal values for GTSI in 2016. In selecting the perpetual growth rates it deemed to be appropriate, Raymond James again recognized that GTSI, like every company, is unique, and used a variety of factors in its selection including, but not limited to, historical economic growth rates, historical inflation rates, and projected growth rates reflected in the projections provided by GTSI.”

The following additional information is added to the end of the text under the heading titled “(b) Background and Reasons for the Recommendation - Company Internal Financial Forecasts - Income Statement Information”:

“The key assumptions underlying the 2012-2016 Income Statement projections include:

•

General - the Company does not anticipate the increase in sales or EBITDA from March 2012 to May 2012 will continue. The increase in sales was primarily due to large software deals the Company took in the first quarter of 2012 at or below cost in order to gain access to certain customers, which the Company does not expect to continue and thus did not include in future year forecasts. The increase in EBITDA was a result of a decrease in operating expenses due to reduced hiring and an increase in income tax expense related to the reversal of stock compensation expense related to the termination of executives in December 2011, neither of which are anticipated to continue and thus were not included in future year forecasts.

•	Solutions Business

•	Gross Margin will increase from 2011 to 2012 due to the increased number of sales representative territories.

•	Gross Margin will remain flat from 2012 to 2016 for the following reasons:

•	Assumed 2013 to be impacted by a potential change in administration which will slow government spending.

•	Federal IT budgets expected to remain flat.

•	Federal IT budgets directed to new technologies (Cloud/Virtualization) which require less hardware and more services.

•	Continued price reduction.

•	Assumed no impact to revenue/margin resulting from any potential action by the Department of Justice.

•	Sales productivity increases offset by 2013 spending delays.

•	No specific assumptions were made for new contracts which were not awarded when projections were made.

•	Operating Expenses

•	2012 – reductions in costs associated with the SBA administrative agreement will be offset by merit pay increases.

•	2012-2016: reduction in employee base to offset increases in healthcare costs and other salary related expenses.

•	No additional cost incurred or savings realized as a result of the SBA administrative agreement ending in October 2013.

•	Assumed no action by the Department of Justice so no additional cost incurred or savings realized.

•	Assumed reduction in rent expense due to sublet of portion of headquarters.

•	Minor fluctuations in interest earned.

•	No change in tax rate.

•	Services Business

•	Gross Margin will increase from 2011 to 2012 due to the increased number of awards.

•	Revenue /Gross Margin will grow from 2012 to 2016 for the following reasons:

•	Assumed 2013 ACA work to continue.

•	Information Systems Consulting Group, Inc., a subsidiary of the Company (“Insysco”) will have small success in expanding into other departments within Treasury and other agencies.

•	Federal IT budgets directed to new technologies will not impact Insysco.

•	Continued aging of Federal workforce will increase need for Insysco.

•	Assumed no impact to revenue/margin resulting from any potential action by the Department of Justice.

•	Operating Expenses

•	2012 – reductions in costs associated with the 2011 acquisition offset by increased labor for recompete submissions.

•	2012-2016: revenue growth will require additional staff support and healthcare costs and other salary related expenses.

•	No additional cost incurred or savings realized as a result of the SBA administrative agreement ending in October 2013.

•	Assumed no action by the Department of Justice so no additional cost incurred or savings realized.

•	Continued no interest expense or income.

•	No change in tax rate.”

The following additional information is added under the heading titled “(b) Background and Reasons for the Recommendation - Company Internal Financial Forecasts”:

“Cash Flow Information

	As of December 31,
	2012E	2013E	2014E	2015E	2016E
	(US$ in thousands)
Net cash provided by (used in) operating activities	$7,284	$2,412	$2,381	$2,380	$1,726
Net cash provided by (used in) investing activities	$(318)	$(1,033)	$(1,033)	$(1,108)	$(200	)”

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The following information replaces in its entirety the information under this Item 5:

“Raymond James & Associates, Inc.

Under an engagement letter dated September 9, 2010, as amended on July 13, 2011 (the “Raymond James Engagement Letter”), the Company retained Raymond James to act as its external investment banking advisor in helping the Company evaluate strategic alternatives, including the possible sale of all or a material portion of the assets or securities of the Company to, or merger of the Company with, one or more third parties. As the Company’s financial advisor, Raymond James was engaged, among other things, to render, if requested by the GTSI Board, its opinion as to the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be received pursuant to any such sale transaction. Under the terms of the Raymond James Engagement Letter, we have agreed to pay Raymond James a fee of $700,000, which is contingent on the consummation of the Merger. Additionally, Raymond James is owed a fee of $150,000 in connection with its delivery of a fairness opinion, which fee is not contingent on the consummation of the Merger. We have also agreed to reimburse Raymond James for expenses reasonably incurred by Raymond James in performing its services, including fees and expenses of its legal counsel, and to indemnify Raymond James and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

The Special Committee selected Raymond James to provide an opinion to the Special Committee in connection with its consideration of the transaction because Raymond James is a financial advisory firm with experience in similar transactions. Raymond James is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged transactions, and private placements. Raymond James has previously provided financial advisory services to GTSI related to the Company’s divestiture of its ownership in EyakTek, the Company’s implementation of a stockholder rights plan, and the execution of share repurchases, for which Raymond James received total fees of approximately $550,000. Raymond James has not previously provided financial advisory services to Parent or any of its affiliates.

Stout Risius Ross, Inc.

Pursuant to an engagement letter dated January 10, 2012, the Special Committee engaged SRR to provide to the Special Committee, and if requested to the entire GTSI Board, an opinion with respect to the fairness, from a financial point of view, of the Offer Price to be received by the Company’s stockholders, excluding those that will have an interest in the Parent or the Purchaser. Under the terms of its engagement letter, we have agreed to pay SRR $150,000 for its services, half of which was payable upon signing of the engagement letter and the remainder became payable upon delivery of SRR’s opinion. SRR’s compensation is neither based upon nor contingent on the results of its engagement or the consummation of the transaction. We have also agreed to reimburse SRR for expenses reasonably incurred by SRR in performing its services, including fees and expenses of its legal counsel, and to indemnify SRR and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement. SRR has not been requested to opine to, and its opinion does not address, the fairness of the amount or nature of the compensation to any of GTSI’s officers, directors or employees, or class of such persons, relative to the compensation to GTSI’s public stockholders.

The Special Committee selected SRR to provide an opinion to the Special Committee in connection with its consideration of the transaction because SRR is a financial advisory firm with experience in similar transactions. SRR is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged transactions, and private placements. Given SRR’s experience, particularly its focus in the government contracting industry, the Special Committee did not interview other advisors to render the fairness opinion. In 2009, SRR provided financial advisory services to GTSI in connection with certain financial reporting requirements related to a potential acquisition for which it received a customary fee of $13,750. SRR has not previously provided financial advisory services to Purchaser, Parent or any of its affiliates.

Except as set forth above, none of the GTSI Board, the Company nor any person acting on their behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.”

Item 8.	Additional Information.

The following additional information is added to the end of the text under the heading titled “Additional Information - (ix) Litigation”:

“This Amendment contains certain additional disclosures the Company has agreed to make in connection with the settlement of the lawsuit, although the Company has not admitted in any way that these disclosures are material or are otherwise required by law. The settlement will not affect the offer price to be paid in the Offer by Purchaser or the merger consideration GTSI’s stockholders would be entitled to receive pursuant to the terms of the Merger Agreement. The settlement is conditioned upon, among other things, negotiation of a memorandum of understanding, confirmatory discovery, a final stipulation of settlement and receipt of final required court approvals.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2012	/s/ Sterling E. Phillips, Jr.
Sterling E. Phillips Jr.
Chief Executive Officer